Lorillard, Inc.

714 Green Valley Road

Greensboro, North Carolina

27408-7018

May 7, 2008

VIA EDGAR

Ms. Amanda McManus

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Lorillard, Inc. Registration Statement No. 333-149051 on Form S-4 (the “Registration Statement”)

Dear Ms. McManus:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), on behalf of Lorillard, Inc., I respectfully request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 10:00 a.m., New York time, on Friday, May 9, 2008 or as soon thereafter as practicable.

Very truly yours,

Lorillard, Inc.

By:	/s/ Ronald S. Milstein
Name:	Ronald S. Milstein, Esq.
Title:	Senior Vice President, Legal and External Affairs, General Counsel and Secretary